

December 30, 2010

David E. Snyder
Chief Financial Officer
KBS Real Estate Investment Trust II, Inc.
620 Newport Center Drive
Suite 1300
Newport Beach, CA 92660

> **Re:** **KBS Real Estate Investment Trust II, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 23, 2010**
> **Form 10-Q for Quarterly Period Ended**
> **September 30, 2010**
> **Filed November 10, 2010**
> **File No. 000-53649**

Dear Mr. Snyder:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Properties, page 40

1.   It appears from your 10-Q for the period ended September 30, 2010 that several properties may have accounted for 10% or more of your assets or revenues. Please identify such properties and tell us each property's average effective annual rent per square foot/unit and occupancy rate. Please provide similar disclosure in future filings.

<u>Share Redemption Program, page 44</u>

2.   It appears that you ceased making redemptions in November and December of 2009 because you reached the funding limit established by your dividend reinvestment plan. In future filings, please clarify if you managed to satisfy all redemption requests. If not, please disclose the redemptions that remained outstanding and unfulfilled.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney Advisor, at 202-551-3404 or Duc Dang, Attorney Advisor, at 202-551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney – Advisor

cc: Carrie Hartley, Esq.
        DLP Piper
        via facsimile 919-786-2200